

August 2, 2012

Via E-mail
Mr. Alex Waldemar Zornig
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re:** **OI S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-15256**

Dear Mr. Zornig:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Consolidated Statement of Cash Flows, page F-6

1. We note in your reconciliation of income (loss) before taxes to cash flows from operating activities separate line-item adjustments for "inflation adjustment on related parties and private debentures," "inflation adjustment on provisions," "inflation adjustment on tax refinancing program," and "inflation adjustment estimate of judicial deposit." With a view towards expanded disclosure, please explain to us your policy for recording these inflation adjustments and your basis for doing so under IFRS. Also, please tell us of any other inflation adjustments not separately disclosed on the face of your statement of cash flows.

2. Explain to us the nature of the amounts reported as expired dividends in your statements of cash flows and the basis for your policy of including them in the calculation of income (loss) before taxes. Please cite in your response the accounting literature that you are

relying upon and tell us why expired dividends are not recorded directly as an adjustment to shareholders equity.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3315 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director